EXHIBIT 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of dollars, except ratios)

	Years ended December 31,
	2008	2007	2006

Earnings from continuing operations before income taxes and minority share owners’ interests	$558.4	$506.6	$165.1
Less: Equity earnings	(50.8)	(34.1)	(23.4)
Add: Total fixed charges deducted from earnings	260.5	362.7	361.3
Proportional share of pre-tax earnings of 50% owned associates	12.6	7.7	7.9
Dividends received from equity investees	24.5	21.7	43.5
Earnings available for payment of fixed charges	$805.2	$864.6	$554.4

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$245.1	$340.0	$343.3
Portion of operating lease rental deemed to be interest	7.5	14.1	12.3
Amortization of deferred financing costs and debt discount expense	7.9	8.6	5.7
Total fixed charges deducted from earnings	$260.5	$362.7	$361.3
Preferred stock dividends (increased to assumed pre-tax amount)	7.2	28.4	36.0
Combined fixed charges and preferred stock dividends	$267.7	$391.1	$397.3

Ratio of earnings to fixed charges	3.1	2.4	1.5
Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	2.2	1.4

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of dollars, except ratios)

	Years ended December 31,
	2005	2004

Earnings (loss) from continuing operations before income taxes and minority share owners’ interests	$(207.1)	$243.2
Less: Equity earnings	(20.5)	(26.1)
Add: Total fixed charges deducted from earnings	336.5	342.0
Proportional share of pre-tax earnings of 50% owned associates	8.9	11.0
Dividends received from equity investees	11.0	12.8
Earnings available for payment of fixed charges	$128.8	$582.9

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$318.7	$323.0
Portion of operating lease rental deemed to be interest	11.1	13.0
Amortization of deferred financing costs and debt discount expense	6.7	6.0
Total fixed charges deducted from earnings	$336.5	$342.0
Preferred stock dividends (increased to assumed pre-tax amount)	30.7	29.4
Combined fixed charges and preferred stock dividends	$367.2	$371.4
Ratio of earnings to fixed charges		1.7
Deficiency of earnings available to cover fixed charges	$207.7
Ratio of earnings to combined fixed charges and preferred stock dividends		1.6
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	238.4